Re:	Impax Laboratories, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 3, 2011

File No. 1-34263

Dear Mr. Rosenberg:

On behalf of Impax Laboratories, Inc. (the “Company”), we are hereby responding to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 12, 2011 relating to the above-referenced filings. For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Overview, page 1

1.

On page four you indicate that you have 61 products in various stages of development for which applications have not yet been filed and one branded pharmaceutical product for which you have completed two Phase III clinical studies as well as other programs in the early exploratory phase. In order to gain a better understanding of the effects and expected effects of your research and development activities on results of operations and financial position, please provide us, as practicable, the following information separately for each of your two segments:

•	For significant products in research and development:

•	Brief product description including therapeutic area;

•	The costs incurred during each period presented,

•	The status (i.e. stage of development) and the nature of efforts and steps necessary to complete the product;

•	The risks and uncertainties associated with completing development; and

•	As applicable, a description of patents and when they expire, and a description of exclusivity periods and their extent that may be available in addition to or in lieu of patents.

Response: As described in the Company’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), the Company operates in two segments, which it refers to as the Global Pharmaceuticals Division (the “Global Division”) and the Impax Pharmaceuticals Division (the “Impax Division”). The Global Division concentrates its efforts on the development, manufacture, sale and distribution of bioequivalent pharmaceutical products, commonly referred to as “generics.” The Impax Division is currently focused on the development of proprietary brand pharmaceutical products for the treatment of central nervous system (“CNS”) disorders and the promotion of third-party branded pharmaceutical products through the Company’s direct sales force.

Global Division

As the Global Division has, on average, approximately 40 products on the market at any given time and, as of December 31, 2011, had 47 products with applications pending with the U.S. Food and Drug Administration (“FDA”) and another 46 products in development, the Company believes that its generic pipeline products will, in the aggregate, generate a significant amount of revenue for the Company in the future. However, while a generic product is still in development, it is not feasible for the Company to predict the level of commercial success that the product may ultimately achieve, if and when the Company is able to successfully complete its bioequivalence studies and receive marketing approval for the product. As detailed in the Form 10-K, the level of commercial success of generic products, which typically have lower margins than branded products, is highly dependent on factors that are generally not known during the development process, including the actual timing of the Company’s abbreviated new drug application (“ANDA”) filing with the FDA, if ever, eligibility for 180-day exclusivity, receipt of regulatory approval from the FDA, the resolution of any related patent litigation and the amount of competition in the market at the time of any product launch and thereafter.

Additionally, although the Company does not generally track research and development (“R&D”) expense in the Global Division by individual product, the Company does not believe that any individual generic pipeline product is significant in terms of accrued or anticipated R&D expense given the large volume of products in the Global Division, as detailed above. Further, on a per product basis, development costs for generic products tend to be significantly lower than for branded products, as the process for establishing bioequivalence is significantly less extensive than the standard clinical trial process. The regulatory approval process is significantly less onerous as well.

For these reasons and other reasons discussed below, information relating to therapeutic area, R&D expense, stage of development, risks and uncertainties and patents and exclusivity period for any individual generic product that is currently in development is generally inapplicable or not material to the Company or the Company’s investors and disclosure of such information would result in excessive disclosure of insignificant information. Instead, the Company believes that presenting such information in the aggregate is more meaningful to investors.

Specifically with regard to therapeutic area, the Global Division’s portfolio of pipeline products covers a broad range of therapeutic areas, consistent with the division’s marketed products and products with applications pending, most of which are identified in Part I, Item 1, “Business—Global Division” in the Form 10-K. The Company does not concentrate its generic products in a particular therapeutic area and instead focuses its R&D efforts based on drug-delivery technology and on products that it believes may have limited competition.

R&D costs for the Global Division historically have been directed towards internally developed products. The Company tracks R&D expense by product in the Global Division only for those products for which it has R&D spending commitments under alliance and collaboration agreements. R&D expense incurred in 2010 for any one of these products was not material to the Company. Disclosing R&D expense for each such product would paint only a partial picture of the total R&D expense of the Global Division and would signal to the Company’s competitors and potential partners its R&D spending commitments under each agreement, which is commercially sensitive information, highly negotiated and subject to confidentiality obligations.

Patent protection usually is not relevant to generic pipeline products, and exclusivity periods for such products are typically not available. One exception is with regard to the 180-day period of marketing exclusivity available to the first applicant to file a substantially complete ANDA containing a so-called Paragraph IV certification, challenging one or more patents applicable to the branded reference product. Because such 180-day marketing exclusivity period is determined based on the date an ANDA with a Paragraph IV certification is filed with the FDA, the availability of such exclusivity is not generally known for products that are still in development.

The Company respectfully directs the Staff’s attention to certain sections of the Form 10-K where the Company discloses material information relating to pipeline products in the Global Division in the aggregate, including information requested by the Staff in comment number one. In Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Global Division,” the Company discloses the aggregate amount of R&D operating expense in the Global Division for 2010 and 2009. In addition, in Part I, Item 1, “Business—Regulation” and Part I, Item 1A, “Risk Factors,” the Company describes the nature of efforts and steps necessary to complete generic products generally, the risks and uncertainties associated therewith and the nature and duration of, and requirements for, marketing exclusivity for generic products.

Impax Division

With regard to the Impax Division, the Company currently has one branded pharmaceutical product candidate, IPX066, for which it recently submitted a New Drug Application with the FDA, a second branded pharmaceutical candidate, IPX159, for which it recently initiated a Phase IIb clinical trial, and a number of other candidates that are primarily in the early exploratory phase. Of these products, the Company considers only IPX066 to be a significant product. Other pipeline products in the Impax Division are too early in the development process to be considered significant at this point in time.

The Company respectfully directs the Staff’s attention to certain sections of the Form 10-K where the Company discloses material information relating to IPX066, including most of the information requested by the Staff in comment number one. The Company discloses IPX066’s therapeutic area (treatment of symptoms related to Parkinson’s disease) and stage of development (Phase III with two Phase III trials completed) in Part I, Item 1, “Business—Impax Division” and, in Part I, Item 1, “Business—Regulation” and Part I, Item 1A, “Risk Factors,” describes the nature of efforts and steps necessary to complete Phase III products generally and the risks and uncertainties associated therewith.

The Company also discloses the aggregate amount of R&D expense for products in the Impax Division for 2010 and 2009 in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impax Division.” As with the Global Division, the Company does not generally track R&D expense by product in the Impax Division.

With respect to IPX066, the Company has one issued U.S. patent (U.S. Patent No. 7,094,427) as well as pending U.S. patent applications and issued and pending foreign patent applications. As for other pipeline products in the Impax Division, the Company respectfully submits that patent information for such products that have not yet been approved or commercialized is generally not material to the Company’s stockholders. In addition, the Company has pending, unpublished patent applications for certain pipeline products or technologies. Specific information regarding the existence of such patent applications is highly sensitive information that would not be meaningful to investors.

•

A breakout of research and development expenses for 2010 based on how you manage the segment such as by therapeutic area, by stage of development (i.e. discovery, pre-clinical, clinical phase I, clinical II and phase III) and/or other meaningful breakout.

Response: The Company manages R&D expense in each division primarily in the aggregate, as well as by the following categories: (1) clinical study expenses, (2) personnel expenses, (3) experimental materials, (4) facilities charges, (5) outside services (other than legal), (6) legal and (7) other, which includes general supplies, miscellaneous software, training, travel, dues and subscriptions, waste removal and equipment leasing.

The following table sets forth the R&D expense in the Global Division for each of these categories for 2010 (unaudited; in thousands):

September 30,
R&D Expense	Year Ended December 31, 2010
Clinical study expenses	$13,265
Personnel expenses	17,931
Experimental materials	6,164
Other	2,010
Facilities charges	3,079
Outside services	749
Legal	1,113

Total	$44,311

The following table sets forth the R&D expense in the Impax Division for each of these categories for 2010 (unaudited; in thousands):

September 30,
R&D Expense	Year Ended December 31, 2010
Clinical study expenses	$22,342
Personnel expenses	11,992
Experimental materials	1,774
Other	2,619
Facilities charges	964
Outside services	2,129
Legal	92

Total	$41,912

The Company proposes to include a breakout of R&D expense in each division consistent with the foregoing tables in its future annual reports on Form 10-K.

Notes to Consolidated Financial Statements

13. Alliance and Collaboration Agreements

Strategic Alliance Agreement with Teva, page F-38

2.

You adopted the updated guidance of ASC 605-25 beginning with the quarter ended September 30, 2010 and applied it to the July 2010 amendment to Teva Agreement which you state materially modified the agreement. Please provide us your accounting analysis that supports the recognition of $196 million of Rx Partner Revenue and $95 million of cost of revenue that was previously deferred.

Response:

Background

As supplemental information for the Staff, the Company entered into a Strategic Alliance Agreement (“SAA”) with Teva Pharmaceuticals Curacao N.V., a subsidiary of Teva Pharmaceutical Industries Limited (“Teva”), in June 2001 and was accounting for the agreement, before the material modification, as described in the next several paragraphs. The SAA included specific timelines that the Company was required to achieve as it related to development activities and the filing of ANDAs to receive consideration for R&D services and the granting of exclusive marketing rights. The Company would also receive revenue from future product sales; however, any product revenue would be contingent upon a successful product development process, including regulatory approval for the products covered by the SAA, which is not within the Company’s control. As a result, the Company did not perform an initial allocation of the consideration as the then current literature limited the amount of arrangement consideration allocable to the deliverables at the inception of the arrangement to the amount that is not contingent.

The Company analyzed the consideration that was received and ascribed that consideration to two units of accounting in a manner consistent with the original conclusions as provided to the Office of the Chief Accountant during previous pre-clearance discussions dated February 2, 2007.

The Combined Unit of Accounting (Market Exclusivity and R&D Services)

The Company initially received an advance deposit of $22.0 million from Teva for the contingent purchase of exclusive marketing rights for certain products. The advance deposit included debt-like terms which required repayment to Teva to the extent the defined contingencies were not achieved. Over the first nine years of the SAA, the Company received consideration from Teva for the sale of market exclusivity and R&D services amounting to approximately $13.0 million, of which $6.7 million was recorded as deferred revenue at June 30, 2010. The $13.0 million of consideration consisted of $6.0 million of debt forgiveness on the advance deposit, $4.4 million of interest forgiveness and $2.6 million related to R&D services.

The Contract Manufacturing Unit of Accounting

The contract manufacturing consideration includes revenue received from product shipments and profit share payments. Under the terms of the SAA, product shipment revenue was intended to approximate the Company’s cost of manufacturing the product for Teva. Profit share payments are calculated based upon the ultimate sale of the product by Teva to third-parties. Over the first nine years of the SAA, the Company received approximately $382.0 million of contract manufacturing consideration, of which $196.0 million was recorded as deferred revenue at June 30, 2010. In addition, $95.0 million of related cost of revenue was deferred at June 30, 2010.

Material Modification

In July 2010, the Company entered into an amendment to the SAA with Teva to terminate the provisions of the SAA with respect to the Omeprazole 10mg, 20mg and 40mg products. At the time of the amendment, 9 of the 12 products had already received regulatory approval. Additionally, in exchange for the return of certain product rights, the Company agreed to pay Teva a profit share on future sales of the fexofenadine HCI/psuedoephedrine product, if any, but in no event will such profit share payments exceed an aggregate amount of $3.0 million.

The Company determined that the return of rights for the two products by Teva, Omeprazole and fexofenadine HCI/pseudoephedrine, represented a material modification to the SAA.

Application of ASC 605-025 – updated multiple deliverables literature

As the amendment to the SAA represented a material modification, the Company applied the updated revenue recognition guidance (ASC 605-025) for multiple element arrangements. The Company reviewed the modified Teva agreement to determine if there were any changes to the previously identified deliverables. The Company determined there was no change from the three previously identified deliverables, which were market exclusivity, R&D services and contract manufacturing.

The Company then reviewed the updated guidance (ASC 605-025) to determine if the three deliverables identified should be separated because (1) they have stand-alone value and (2) if a right of return exists, delivery or performance of the undelivered item is considered probable and in control of the vendor.

The Company evaluated the three deliverables and determined that there were two units of accounting: (1) market exclusivity and R&D services; and (2) contract manufacturing. The Company determined that the market exclusivity deliverable did not have stand-alone value to Teva without the R&D services and, therefore, these two deliverables must be combined into a single unit of accounting. The contract manufacturing of the products under the SAA does have stand-alone value to Teva as Teva can resell the finished product to third parties. There is no product return right pursuant to the terms of the SAA. As a result, the contract manufacturing deliverable has been separated from the combined unit of accounting noted above.

Once the Company determined the units of accounting under the SAA pursuant to ASC 605-025, the Company then determined the appropriate revenue recognition for each unit of accounting from inception to July 21, 2010.

The Company’s updated revenue recognition methodology is as follows:

1.

R&D activities and sale of market exclusivity (the combined unit of accounting) — which includes loan and interest forgiveness and R&D expense reimbursement, will be deferred and amortized over the expected period of performance of R&D services using the straight line method. The period of performance is from the date of inception of the agreement to the expected approval date of the final ANDA (now the 10th product) which is currently estimated to occur in November 2014.

2.

Contract manufacturing activities—The Company recognizes product shipment and profit share revenue when the earnings process is complete, which under SAB 104, is when revenue is realized or realizable and earned, there is persuasive evidence a revenue arrangement exists, delivery of goods or services has occurred, the sales price is fixed or determinable and collectability is reasonably assured. For product shipments, revenue is recognized when title passes to Teva. For profit share, revenue is recognized when the amount is fixed and determinable, which is generally one quarter in arrears. As a result of meeting the criteria of ASC 605-25, the Company relieved the $196.0 million of deferred revenue and $95.0 million of deferred cost of revenue in the quarter ended September 30, 2010.

Form 10-Q for the quarterly period ended September 30, 2011

Notes to Interim Consolidated Financial Statements (unaudited)

11. Alliance and Collaboration Agreements, page 23

3.

As applicable, please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2b and the disclosures required by ASC 605-28-50-2c and d.

Response:

ASC 605-28-50-2b

The Company from time to time enters into alliance and collaboration agreements that contain milestones generally tied to key pre-commercialization and commercialization events. The related milestone payments are only one element of the overall economics of the Company’s transactions, which are highly negotiated. The Company respectfully submits that providing a detailed description of each and every potential milestone and contingent consideration under its alliance and collaboration agreements will not provide its investors additional meaningful or material information and could be confusing and potentially misleading to investors. Disclosure of all milestones and contingent consideration, each of which depends on a unique set of contingencies and definitions, could result in excessive, technical information that could obscure the most important and material elements of the milestones.

Such specific disclosure could lead investors to mistakenly place an unrealistic value on the Company’s revenue stream from future milestones, each of which is subject to numerous risks and uncertainties and many of which are highly contingent events. Although the risks and uncertainties are described generally in the Form 10-K in Part I, Item 1, “Business—Regulation” and Part I, Item 1A, “Risk Factors,” there are numerous factors that affect the probability that the Company may achieve any particular milestone and receive the related contingent consideration. An investor with limited tools to appreciate and understand if or when the Company will ever receive a particular contingent milestone payment may make an unrealistic judgment about the future value of the Company’s stock and, in turn, a misinformed investment decision.

Disclosure of specific financial terms such as milestone payments would also provide potential partners with competitive information about the Company’s transactions, and the value that the Company places on different products in its portfolio, thereby hindering the Company’s ability to negotiate the best possible financial terms for a transaction. In addition, disclosing a specific milestone event and the associated value that the Company and its partner place on achieving the event, particularly for pipeline products, could give the Company’s competitors and potential competitors valuable insight into the Company’s development plans and strategy and thus the opportunity to use this information to alter their own development strategies to better compete with the Company and its partners. Disclosing such specific, highly negotiated financial terms would put the Company at a significant competitive disadvantage, to the detriment of its stockholders, as it does not generally have access to similar information from other pharmaceutical companies. For these reasons, the Company previously requested and received confidential treatment for various milestone and other terms under its License, Development and Commercialization Agreement with Glaxo Group Limited, which the Company considers to be its most significant agreement with the potential to provide future milestone payments.

The Company respectfully directs the Staff’s attention to certain sections of the Form 10-K where the Company includes a significant amount of disclosure about the key terms of each of its significant alliance and collaboration agreements including the aggregate amount of remaining potential milestone payments under each arrangement as of year-end. To enhance its existing disclosure, the Company proposes to add, in its future annual reports on Form 10-K, additional information about its potential milestone payments under each significant collaboration agreement by providing a breakdown of such payments into the following categories, which tie into the drug life-cycle: (1) pre-commercialization milestones; and (2) commercialization milestones. Since each of the Company’s alliance and collaboration agreements are unique and can vary depending on the particular facts and circumstances, if the above-mentioned categories do not adequately characterize a particular agreement, the Company will add and/or delete categories as appropriate. The Company proposes to further enhance such disclosure by listing the types of events that fall within each of the categories set forth above and the amount of time that each event typically takes to complete.

Accordingly, the Company proposes to enhance its disclosure regarding milestones and related contingent consideration in its future annual reports on Form 10-K, consistent with the sample set forth in Attachment A hereto (marked to show changes against the Form 10-K).

ASC 605-28-50-2c and 2d

The Company respectfully directs the Staff’s attention to Note 2 to the financial statements in the Form 10-K, in which the Company discloses the factors that it considers in determining whether milestones are substantive, as follows:

The Company accounts for milestones related to research and development activities in accordance with FASB ASC Topic 605-28, milestone method of revenue recognition. FASB ASC Topic 605-28 allows for the recognition of consideration, which is contingent on the achievement of a substantive milestone, in its entirety in the period the milestone is achieved. A milestone is considered to be substantive if all of the following criteria are met: including the milestone is commensurate with either: (1) the performance required to achieve the milestone, or (2) the enhancement of the value of the delivered items resulting from the performance required to achieve the milestone; the milestone relates solely to past performance; and, the milestone is reasonable relative to all of the deliverables and payment terms within the agreement.

As requested by the Staff, the Company proposes to enhance this disclosure by clarifying in its future annual reports on Form 10-K which of the future milestones it considers to be substantive for each significant agreement, consistent with the sample set forth in Attachment A hereto.

* * *

As requested in the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Larry Hsu, Ph.D., Impax Laboratories, Inc.

Arthur A. Koch, Jr., Impax Laboratories, Inc.

Mark Schlossberg, Impax Laboratories, Inc.

Attachment A

Proposed Disclosure in Part I, Item 1, “Business”

(marked to show changes against the Form 10-K)

Alliance and Collaboration Agreements

We have entered into several alliance and collaboration agreements with respect to certain of our products and services and may enter into similar agreements in the future. These agreements typically obligate us to deliver multiple goods and/or services over extended periods. Such deliverables include manufactured pharmaceutical products, exclusive and semi-exclusive marketing rights, distribution licenses, and research and development services.

Our alliance and collaboration agreements often include milestones and provide for milestone payments upon achievement of these milestones. Generally, the milestone events contained in our alliance and collaboration agreements coincide with the progression of our products and technologies from pre-commercialization to commercialization.

Pre-commercialization milestones in our alliance and collaboration agreements may include the following types of events:

•	Designation of a development candidate. Following the designation of a development candidate, generally, IND-enabling animal studies for a new development candidate take 12 to 18 months to complete.

•	Initiation of a Phase I clinical trial. Generally, Phase I clinical trials take one to two years to complete.

•	Initiation or completion of a Phase II clinical trial. Generally, Phase II clinical trials take one to three years to complete.

•	Initiation or completion of a Phase III clinical trial. Generally, Phase III clinical trials take two to four years to complete.

•	Completion of a bioequivalence study. Generally, bioequivalence studies take three months to one year to complete.

•

Filing or acceptance of regulatory applications for marketing approval such as a New Drug Application in the United States or Marketing Authorization Application in Europe. Generally, it takes six to twelve months to prepare and submit regulatory filings and approximately two months for a regulatory filing to be accepted for substantive review.

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Marketing approval in a major market, such as the United States or Europe. Generally it takes one to three years after an application is submitted to obtain approval from the applicable regulatory agency.

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Marketing approval in a major market, such as the United States or Europe, for a new indication of an already-approved product. Generally it takes one to three years after an application for a new indication is submitted to obtain approval from the applicable regulatory agency.

Commercialization milestones in our alliance and collaboration agreements may include the following types of events:

•	First commercial sale in a particular market, such as in the United States or Europe.

•

Product sales in excess of a pre-specified threshold, such as annual sales exceeding $100 million. The amount of time to achieve this type of milestone depends on several factors including but not limited to the dollar amount of the threshold, the pricing of the product and the pace at which customers begin using the product.

Global Division — Alliance and Collaboration Agreements

Research Partner Alliance Agreement

In November 2008, we entered into a joint development agreement with Medicis Pharmaceutical Corporation providing for collaboration in the development of five dermatological products, including an advanced form SOLODYN® product. Medicis paid us an upfront fee of $40.0 million in December 2008. We have also received an aggregate of ~~$12.0~~$15.0 million in milestone payments composed of two $5.0 million milestone payments, paid by Medicis in March 2009 and September 2009~~and~~, a $2.0 million milestone payment received in December 2009 and a $3.0 million milestone payment received in March 2011. We have the potential to receive up to ~~$11.0~~$8.0 million of contingent additional payments upon achievement of certain ~~specified clinical and regulatory~~pre-commercialization milestones. We believe that all of the milestones under this agreement are substantive and expect to recognize the proceeds from these pre-commercialization milestones as revenue when achieved. We do not expect to receive any of these additional milestone payments during the remainder of the fiscal year ending December 31, 2011. To the extent the products are commercialized, Medicis will pay us royalties based on its sales of the advanced form SOLODYN® product and we will share in the profits on the sales of the four additional products.

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